Exhibit 4.1.1

DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934
As of the date of this Form 10-K for the year ended June 30, 2020, Premier, Inc. had one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): Class A common stock.
The following summary of the material terms of our common stock does not purport to be complete and is subject to and qualified in its entirety by reference to Delaware law and to our certificate of incorporation and bylaws, copies of which are filed as exhibits to the Form 10-K to which this Exhibit is a part.
General
Our authorized capital stock consists of 50,000,000 shares of preferred stock, par value $0.01 per share, 500,000,000 shares of Class A common stock, par value $0.01 per share, and 600,000,000 shares of Class B common stock, par value $0.000001 per share. To date we have issued, and unless our board of directors determines otherwise, we expect to continue to issue, all shares of our capital stock in uncertificated form. We have no shares of Class B common stock outstanding and have not issued shares of any class or series of preferred stock.
Class A Common Stock
Holders of our Class A common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders.
Except as otherwise provided by law, amendments to our certificate of incorporation or bylaws must be approved by 66 2⁄3% of the combined voting power of all shares of Class A common stock and Class B common stock, voting together as a single class.
Holders of our Class A common stock are entitled to receive dividends, when and if declared by our board of directors out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred stock or any class or series of stock having a preference over or the right to participate with the Class A common stock with respect to the payment of dividends or other distributions.
Upon our dissolution or liquidation, after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of shares of our Class A common stock will be entitled to receive pro rata, based on the number of shares of Class A common stock held, our remaining assets available for distribution.
The holders of our Class A common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to our Class A common stock.
Authorized but Unissued Capital Stock
Delaware law does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of the NASDAQ, which will apply so long as the shares of Class A common stock remain listed on the NASDAQ, require stockholder approval of certain issuances of Class A common stock (including any securities convertible into Class A common stock) equal to or exceeding 20% of the then outstanding voting power or the then outstanding number of shares of Class A common stock. These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.
One of the effects of the existence of unissued and unreserved common stock or preferred stock may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive the stockholders of opportunities to sell their shares at prices higher than prevailing market prices
Anti-Takeover Effects of Delaware Law

Exhibit 4.1.1

We are subject to Section 203 of the Delaware General Corporation Law, or Section 203. In general, Section 203 prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that such stockholder became an interested stockholder, unless:

•	prior to that date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder,

•
upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares of voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned by persons who are directors and also officers and excluding employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer, or

•
on or subsequent to that date, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2⁄3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines an “interested stockholder” as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation or any entity or person affiliated or associated with the corporation who beneficially owned 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such entity or person is an interested stockholder. Section 203 defines “business combination” to include: (i) any merger or consolidation involving the corporation or a majority-owned subsidiary of the corporation and the interested stockholder, (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 10% or more of the assets of the corporation or a majority-owned subsidiary of the corporation involving the interested stockholder, (iii) subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation or a majority-owned subsidiary of the corporation of any stock of the corporation or such subsidiary to the interested stockholder, (iv) any transaction involving the corporation or a majority-owned subsidiary of the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation or such subsidiary beneficially owned by the interested stockholder, or (v) the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation or a majority-owned subsidiary of the corporation.
A Delaware corporation may opt out of Section 203 either by an express provision in its original certificate of incorporation or in an amendment to its certificate of incorporation or bylaws approved by its stockholders. We have not opted out, and do not currently intend to opt out, of this provision. The provisions of Section 203 may encourage companies interested in acquiring our company to negotiate in advance of such acquisition with our board of directors because the stockholder approval requirement referenced above would be avoided if our board of directors approves either the business combination or the transaction that results in the stockholder becoming an interested stockholder. These provisions could prohibit or delay mergers or other takeover or change of control attempts and may make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.
Anti-takeover Effects of Our Organizational Documents
Certain provisions of our certificate of incorporation and our bylaws may be considered to have an anti-takeover effect and may delay or prevent a tender offer or other corporate transaction that a stockholder might consider to be in its best interest, including those transactions that might result in payment of a premium over the market price for our shares of Class A common stock. These provisions are designed to discourage certain types of transactions that may involve an actual or threatened change of control of us without prior approval of our board of directors. These provisions are meant to encourage persons interested in acquiring control of us to first consult with our board of directors to negotiate terms of a potential business combination or offer. We believe that these provisions help protect us against an unsolicited proposal for a takeover of us that might affect the long-term value of our Class A common stock or that may not be otherwise in the best interests of our stockholders. For example, our certificate of incorporation and our bylaws:

Exhibit 4.1.1

•	divide our board of directors into three classes with staggered three-year terms, which may delay or prevent a change of our management or a change in control,

•
authorize the issuance of “blank check” preferred stock that could be issued by our board of directors to increase the number of outstanding shares of capital stock, making a takeover more difficult and expensive,

•	do not permit cumulative voting in the election of directors, which would otherwise allow less than a majority of stockholders to elect director candidates,

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do not permit stockholders to take action by written consent other than during the period following our initial public offering in which we qualified as a “controlled company” within the meaning of NASDAQ rules,

•	provide that special meetings of the stockholders may be called only by or at the direction of the board of directors, the chair of our board or our chief executive officer,

•	require that advance notice be given by stockholders for any stockholder proposals or director nominations,

•	require a super-majority vote of the stockholders to amend our certificate of incorporation, and

•
allow our board of directors to make, alter or repeal our bylaws but only allow stockholders to amend our bylaws upon the approval of 66 2⁄3% or more of the voting power of all of the outstanding shares of our capital stock entitled to vote.

Transfer Agent and Registrar

The transfer agent and registrar for shares of our Class A common stock is EQ Shareowner Services.
Listing
Our Class A common stock is listed on the NASDAQ Global Select Market, under the symbol “PINC.”